

Mail Stop 3720

August 3, 2006

<u>Via U.S. Mail and Fax</u>
Mr. William Fiedler
Chief Financial Officer
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720

> RE: **SeaChange International, Inc.**
> **Form 10-K for year ended January 31, 2006**
> **Filed April 17, 2006**
> **Form 10-Q's for quarter ended April 30, 2006**
> **File No. 0-21393**

Dear Mr. Fiedler:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended January 31, 2006

Note 2 – Summary of significant accounting policies

Foreign currency translation, page 66

1. Refer to the first couple of sentences on this note.   Tell us why you believe this accounting policy is in compliance with paragraphs 10 and 48 of SFAS 52.

Note 5 - Investments in Affiliates

Casa Systems, page 71

2. We note that your 19.8% investment in convertible preferred stock of Casa is convertible at your option into shares of Casa's common stock on a one to one basis. We also note that you have the right of first refusal on the issuance of additional shares of Casa securities or transfer of stock or options by holders in addition to a call option to purchase all of the outstanding stock and options not owned by you. In view of the above, tell us in detail why you believe that you do not exercise significant influence and therefore the cost method is appropriate.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. William Fiedler
SeaChange International, Inc.
August 3, 2006
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director